

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
JUL 0 6 2004
WASH, D.C.
158
SECTION

FORM 11-K
ANNUAL REPORT

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File number 1-3677

A. Full title of the plan and the address of the plan, if different form that of the issuer named below:

ALCANCORP EMPLOYEES' SAVINGS PLAN
6060 Parkland Blvd.
Mayfield Hts., OH 44124

B. Name of issuer of the securities held pursuant to the plan and the address of the prinicpal executive offices:

ALCAN INC.
1188 Sherbrooke Street West
Montreal, Quebec
Canada H3A 3G2

Financial Statements

Financial statements included in this Annual Report:

Alcancorp Employees' Savings Plan - December 31, 2003 and 2002

- Report of Independent Accountants
- Statement of Net Assets
- Statement of Changes in Net Assets
- Notes to Financial Statements

Exhibits

Exhibit included in this Annual Report:

- 23.1 Consent of PricewaterhouseCoopers (Cleveland)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Alcancorp Employees' Savings Plan has duly caused this annual report to be signed on its behalf by the Alcancorp Employee Benefits Committee, Plan Administrator, by a duly authorized member thereof.

ALCANCORP EMPLOYEES' SAVINGS PLAN
By: Alcancorp Employee Benefits Committee
As Plan Administrator

By: John N. Stamatiades
John N. Stamatiades
Member, Alcancorp Employee Benefits Committee

June 26, 2004

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 2-71234) of Alcan Inc. of our report dated June 24, 2004 relating to the financial statements of Alcancorp Employees' Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2004

Alcan Corporation

Alcancorp Employees' Savings Plan
Financial Statements and
Supplemental Schedule
December 31, 2003 and 2002

Alcan Corporation

Alcancorp Employees' Savings Plan
Index

Note: All other schedules required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA) have been omitted because the conditions under which they are required are not present.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
BP Tower, 27th Floor
200 Public Square
Cleveland OH 44114-2301
Telephone (216) 875 3000
Facsimile (216) 566 7846

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Alcancorp Employees' Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Alcancorp Employees' Savings Plan (the "Plan") at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Cleveland, Ohio
June 24, 2004

Alcan Corporation

Alcancorp Employees' Savings Plan
Financial Statements

Statements of Net Assets Available for Benefits

	December 31, 2003	December 31, 2002
Investments:		
Interest in Master Trust (Note 3)	$ 376,886,756	$ 310,086,805
Participant loans	10,135,761	10,390,534
Receivables:		
Employer contributions	640,426	625,159
Participant contributions	1,344,322	1,326,389
Total receivables	1,984,748	1,951,548
Net assets available for benefits	$ 389,007,265	$ 322,428,887

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31, 2003	For the Years Ended December 31, 2002
Additions to net assets attributable to:		
Interest in net investment gain (loss) of Master Trust (Note 3)	$ 58,954,637	$ (27,385,864)
Interest on participants loans	585,240	714,475
	59,539,877	(26,671,389)
Contributions:		
Employer	8,398,720	8,344,609
Participants	18,596,474	18,580,591
	26,995,194	26,925,200
Total additions	86,535,071	253,811
Deductions from net assets attributable to:		
Withdrawals and distributions	(19,968,482)	(19,492,457)
Net transfers in from other plans	11,789	124,435
Total deductions	(19,956,693)	(19,368,022)
Net increase (decrease)	66,578,378	(19,114,211)
Net assets available for benefits:		
Beginning of the year	322,428,887	341,543,098
End of the year	$ 389,007,265	$ 322,428,887

The accompanying notes are an integral part of these financial statements.

1. SUMMARY DESCRIPTION OF PLAN

The Alcancorp Employees' Savings Plan (the "Plan") was adopted by the Company's Board of Directors on February 24, 1981, and became effective on May 1, 1981. The Plan was modified effective January 1, 1985 to conform to Internal Revenue Code Section 401(k) for contributions made subsequent to March 31, 1985. The Plan is administered by the Alcancorp Employee Benefits Committee ("Plan Administrator"). Vanguard Fiduciary Trust Company (the "Trustee") maintains the funds and makes distributions, as directed by the Plan Administrator, to the participants or their beneficiaries. The Vanguard Group serves as the Plan's recordkeeper, allocating net assets to individual participant accounts. Participants may refer to the Plan agreement for a detailed description of the Plan's provisions.

Eligibility

All full-time employees of Alcan Corporation ("the Company") and certain related companies (Logan Aluminum, Inc. and Toyal America, Inc.) are eligible to join the Plan upon date of hire, or after one year of service for part-time employees. An employee who is represented by a collective bargaining agreement recognized by the Company shall be considered to be an eligible employee only when such status results as a condition of the collective bargaining agreement; currently there are no such employees eligible for the Plan.

Contributions and Vesting

Each participant may make contributions at the rate of 1% to 6% of such participant's compensation for each payroll period ("Basic Contribution"). The participant may elect to make all or a portion of this Basic Contribution on a before or after-tax basis subject to limits set by law.

The Company contributes a percentage of Basic Contributions based on the participant's contribution percentage, as outlined in the table below:

Participant Contribution Percentage	Company Matching Percentage
1-3%	100.0%
4%	87.5%
5%	80.0%
6%	75.0%

A participant who has chosen to make a contribution at the rate of 6% may elect at any time to contribute additional voluntary amounts at the rate of 1% to 14% (24% effective January 1, 2002 and 44% effective July 1, 2002) of such participant's compensation ("Additional Contribution").

Total pre-tax deferrals may not exceed $12,000 and $11,000 per participant under the age of 50 for calendar years 2003 and 2002, respectively. Effective July 1, 2002, total pre-tax deferrals may not exceed $14,000 and $12,000 for participants over 50 years old in 2003 and 2002, respectively.

Company contributions are invested in accordance with participant investment elections and may be transferred to any other fund on a daily basis. The Plan does not have any non-participant directed contributions.

The Plan also accepts rollover contributions from other qualified plans or rollover IRAs. Such amounts were $324,161 and $351,932 in 2003 and 2002, respectively, and are included within participant contributions in the Statements of Changes in Net Assets.

Effective January 1, 2001, the Plan was amended to take advantage of the IRS approved "safe-harbor" method for satisfying the nondiscrimination tests applicable to participant before-tax contributions and company matching contributions. Highly compensated employees may still be limited in the amount of after-tax contributions they can make in order to satisfy IRS nondiscrimination regulations.

The participant may elect to invest, in multiples of 1%, the participant's and the Company's contribution in any of the ten investment funds. The Company Stock Fund is not available to participants whose employer is owned less than 50% by Alcan. As provided in the Plan, the participant may revise this election and/or elect to transfer any portion of the account balance from one fund to any other fund on a daily basis. All dividends, interest and other distributions received in respect of any fund are reinvested automatically in the same fund.

As of January 1, 2003 participants are fully vested at all times in all contributions. Prior to January 1, 2003, the nonvested portion of the Employer Account (See *Participant Accounts* below) at the time of the participant's withdrawal from the Plan or discontinuance of employment was forfeited, and such amount was applied to reduce subsequent employer contributions under the Plan. During the years ended December 31, 2003 and 2002, forfeitures amounted to $0 and $2,942, respectively.

Termination Provision

The Company intends to continue the Plan indefinitely but reserves the right to terminate or amend the Plan as necessary. In the event the Plan is terminated, the accounts of the participants will be distributed at that time and in the manner determined by the Plan Administrator and in accordance with the terms of the Plan.

Participant Accounts

There were 4,155 and 4,257 participants in the Plan at December 31, 2003 and 2002, respectively. Each participant has two separate accounts under each fund in which contributions are invested on behalf of the participant. One account represents the participant's contributions and the earnings thereon ("Participant Account") and the other account represents the employer's contributions made on behalf of the respective participants, and the earnings thereon ("Employer Account"). The net value of each Participant Account and Employer Account is established on a daily basis through the valuation of the trust fund assets at market value, except for assets in the Fixed Income Fund, which are valued at contract value.

The approximate number of participants designating all or a portion of their account balance to each of the funds was as follows:

	December 31,	
	2003	2002
Fixed Income Fund	2,858	2,942
Registered Investment Companies:		
Vanguard Total Bond Market Index Fund	520	504
Vanguard 500 Index Fund	2,641	2,739
Vanguard Total International Stock Index Fund	1,089	1,133
Vanguard Extended Market Index Fund	1,373	1,401
Vanguard LifeStrategy Income Fund	199	158
Vanguard LifeStrategy Conservative Growth Fund	206	184
Vanguard LifeStrategy Moderate Growth Fund	426	387
Vanguard LifeStrategy Growth Fund	464	419
Company Stock Fund	1,423	1,612
Loan Fund	1,374	1,408

Plan Withdrawals and Distributions

Active participants may elect to make two withdrawals from the Plan in any given plan year. The Plan requires that any withdrawals be made in the following order of priority:

(a) any portion of after-tax contributions made before 1987,

(b) any portion of after-tax contributions made after 1986 and their earnings,

(c) any portion of earnings on after-tax contributions made before 1987,

(d) any portion of rollover contributions and their earnings,

(e) any portion of Company Matching contributions made before January 1, 2001,

(f) if the participant has attained age 59-1/2, any portion of Company Matching contributions made on or after January 1, 2001 and their earnings,

(g) if the participant has attained age 59-1/2, any portion of before-tax contributions and their earnings.

The withdrawal of any post-1986 after-tax contributions includes a pro-rata share of earnings.

Plan participants can apply for a hardship withdrawal from before-tax savings within the limits specified by the Internal Revenue Service ("IRS"). A participant must satisfy the Plan Administrator as to the hardship in order to obtain the withdrawal. This withdrawal, however, is not allowed until the maximum amount available to the participant from the Plan under the normal withdrawal and loan options are utilized. Ordinary income taxes are paid on all withdrawals, except withdrawals of after-tax contributions. Also, withdrawals (including hardship withdrawals) made by a participant before the age of 59-1/2 may be subject to an additional 10% tax on the taxable portion of the withdrawal.

Terminated or retired participants with more than $5,000 in the Plan may leave their money in the Plan until April 1 following the year they reach age 70-1/2 and may elect to make up to twelve withdrawals from the Plan per year.

Any withdrawals during the period of employment must be in cash. Distributions upon discontinuance of employment are made in cash with one exception: the participant may elect to receive shares from the Company Stock Fund.

Participant loans made from the various investment options allow participants to borrow from their account, within the limits specified by the IRS. Loans are taken from a participant's account in the reverse order in which withdrawals are permitted (see above). Outstanding loan balances (the "Loan Fund") and loan transactions are maintained and managed by the Trustee.

The loans bear interest equal to the prime rate, as published in the Wall Street Journal, on the first business day of the month in which the loans are obtained. Loan amounts are taken proportionately from each investment fund within each account based on their balances when the loan is processed. Principal and interest repayments made via payroll deductions or a lump-sum payment are made into the investment funds according to the participant's current investment election.

Individuals who retire or are terminated prior to meeting their loan obligation have the option to pay the outstanding balance in one lump sum or the loan becomes a distribution from the participant's account. Such distributions are accounted for as withdrawals within the Statements of Changes in Net Assets Available for Benefits.

Benefit Obligations

There were no benefit obligations to employees at December 31, 2003 and 2002. Benefit obligations to employees who have initiated withdrawals or loans from the Plan would be displayed as liabilities in the Plan's filing on Form 5500.

Transfers Between Plans

When a participant transfers between plans in the Alcan Corporation Master Savings Trust (the "Master Trust"), the participant's entire account balance, including the Loan Fund, is transferred to the new plan. For the years ending December 31, 2003 and 2002, there were net transfers into this Plan of $11,789 and $124,435, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The accounting records of the Alcancorp Employees' Savings Plan ("Plan") are maintained on the accrual basis.

Valuation of Investments and Income Recognition

For the years presented, investments in registered investment companies are recorded at market value, as reported at the closing on major exchanges on the last day of the year or, if no sale was reported on that date, at the last reported closing price. Guaranteed investment contracts and alternative investment contracts are recorded at contract value. Alternative investment contracts are bonds or groups of bonds wrapped by an insurance company or bank contract which protects against a market value loss of the underlying investments. Short-term investments are recorded at current market value. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date.

The Plan may enter into derivative financial instruments to manage exposures to risks affecting the Plan's investments. All such derivatives are recorded at fair value, unless specifically exempted (such as guaranteed investment contracts and alternative investment contracts) from the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, as amended by SFAS No. 138 "Accounting for Certain Derivative Instruments and Certain Hedging Activities".

Interest income is recorded as earned. Distributions are recorded when paid to participants. In accordance with the policy of stating common stock at market value, net unrealized appreciation or depreciation for the period is reflected in the Statements of Changes in Net Assets Available for Benefits of the Master Trust. Realized gains or losses on security transactions are recorded in an amount equal to the difference between net proceeds received and the historical cost at the date of purchase and are reflected in the Statements of Changes in Net Assets Available for Benefits of the Master Trust.

Administrative Costs

Investment fees and fund management expenses are deducted from the investment returns of each fund. All other expenses incurred in the administration of the Plan are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the financial statements.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to be consistent with the current year's presentation.

3. MASTER TRUST ARRANGEMENT

The Plan's investments are held by the Vanguard Fiduciary Trust Company in the Alcancorp Master Savings Trust, or the Master Trust, where the Plan's investments are commingled with the Alcancorp Hourly Employees' Savings Plan. The Plan has a specific interest in the net assets of the Master Trust, which represents the total of the specific interests of the individual participants in the Plan.

The Master Trust Statements of Net Assets Available for Benefits is provided below:

	December 31,	
Assets:	**2003**	**2002**
Investments:		
Short term investment, at market value	$ 2,897,716	$ 3,890,794
Guaranteed investment contracts ("GICs") and alternative investment contracts, at contract value	162,165,675	149,045,990
Registered investment companies, at market value	224,698,638	165,895,902
Alcan Inc. common stock, at market value	21,167,126	18,721,879
Net Assets	$ 410,929,155	$ 337,554,565

The Master Trust Statements of Changes in Net Assets Available for Benefits is provided below:

	For the Years Ended December 31, 2003	2002
Additions to net assets attributable to:		
Investment income (loss):		
Interest and dividends	$ 11,380,979	$ 11,778,062
Net appreciation (depreciation) in the fair value of investments:		
Registered investment companies	43,250,897	(38,679,335)
Alcan Inc. common stock	9,313,617	(2,852,028)
	63,945,493	(29,753,301)
Transfers in	31,348,979	31,706,854
Total additions	95,294,472	1,953,553
Deductions from net assets attributable to:		
Transfers out	(21,919,882)	(21,569,090)
Total deductions	(21,919,882)	(21,569,090)
Net increase (decrease)	73,374,590	(19,615,537)
Net assets available for benefit:		
Beginning of the year	337,554,565	357,170,102
End of the year	$ 410,929,155	$ 337,554,565

The net assets in the Master Trust have been distributed among the participating plans and funds as follows:

	December 31, 2003	December 31, 2002
Plans		
Alcancorp Employees' Savings Plan	$ 376,886,756	$ 310,086,805
Alcancorp Hourly Employees' Savings Plan	34,042,399	27,467,760
Net assets	$ 410,929,155	$ 337,554,565

	December 31, 2003	December 31, 2002
Funds		
Fixed Income Fund	$ 165,030,931	$ 152,878,629
Vanguard 500 Index Fund	124,235,399	92,063,667
Vanguard Extended Market Index Fund	25,165,897	16,054,942
Company Stock Fund	21,199,587	18,780,033
Vanguard LifeStrategy Moderate Growth Fund	18,740,575	14,555,167
Vanguard LifeStrategy Growth Fund	18,596,638	12,307,559
Vanguard Total Bond Market Index Fund	13,071,199	13,599,586
Vanguard Total International Stock Index Fund	12,163,648	7,739,261
Vanguard LifeStrategy Conservative Growth Fund	8,175,632	6,273,280
Vanguard LifeStrategy Income Fund	4,549,649	3,302,441
Total Funds	$ 410,929,155	$ 337,554,565

The Master Trust statement of changes in net assets presents the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains (or losses) and the unrealized appreciation (depreciation) on those investments.

A description of the investments included in each fund of the Master Trust as of December 31, 2003 follows:

Fixed Income Fund

The Fixed Income Fund invests in a diversified portfolio of investment contracts that are backed either by the financial strength of the issuing insurance company or bank (Guaranteed and Bank Investment Contracts) or by a portfolio of bonds with a financial guarantee issued by an insurance company or bank that allows the bond portfolio to be valued at contract value (Alternative Investment Contracts). For $118,797,363 and $102,878,399 of assets held in Alternative

Investment Contracts as of December 31, 2003 and 2002, the market value of the underlying assets exceeds the contract value by $2,257,585 and $4,862,024, respectively. For $5,902,596 and $0 of assets held in the Alternative Investment Contracts as of December 31, 2003 and 2002, the contract value of the underlying assets exceeded the market value of the assets by $2,756,933 and $0, respectively. The Plan may be exposed to losses in the future if the counterparties for the investment contracts fail to perform.

The Fixed Income Fund held the following investment contracts and short-term investments as of December 31, 2003 and 2002, respectively:

2003 Fixed Income Fund **Guaranteed and Bank Investment Contracts:**	**Crediting Interest Rate %**	**Maturity Date**		**Contract Value Unless Otherwise Noted**
John Hancock Mutual Life Insurance Company	6.07	April 15, 2004	$	5,275,212
AIG Life Insurance Company	6.76	June 15, 2004		5,362,813
Bayerische Landesbank	5.81	July 15, 2005		3,080,703
GE Life and Annuity Assurance Company	6.07	April 17, 2006		5,853,341
Principal Financial Group	6.02	May 10, 2006		3,501,605
Metropolitan Life Insurance Company	5.87	July 17, 2006		2,869,922
Principal Financial Group	5.86	December 29, 2006		4,483,233
Travelers	2.84	November 30, 2007		4,009,648
GE Life and Annuity Assurance Company	3.88	September 30, 2008		3,029,239
				37,465,716
Alternative Investment Contracts:				
CDC Capital	5.66	January 25, 2004		865,848
West Deutsche Landesbank	3.27	March 31, 2004		3,923,351
CDC Capital	3.12	January 5, 2005		5,036,748
New York Life Insurance Company	7.05	March 31, 2005		5,001,099
New York Life Insurance Company	6.11	February 28, 2006		3,555,183
JP Morgan Chase bank	4.26	September 29, 2006		5,504,226
State Street Bank	4.12	December 31, 2007		12,066,255
Rabobank Nederland	3.96	June 30, 2008		14,559,410
AIG Financial Products Corp.	3.80	September 30, 2008		27,835,831
State Street Bank	3.60	None*		9,664,979
Rabobank Nederland	4.96	None*		6,458,115
CDC Capital	3.71	None*		15,828,342
Union Bank of Switzerland	4.54	None*		14,400,572
				124,699,959
Total Guaranteed and Alternative Investment Contracts				162,165,675
Short Term Investments, at Market Value				2,865,256
Total Fixed Income Fund			$	165,030,931

(*) This is an indefinite contract with no final maturity date.

2002 Fixed Income Fund **Guaranteed and Bank Investment Contracts:**	Crediting Interest Rate %	Maturity Date	Contract Value Unless Otherwise Noted
Allstate Life Insurance Company	5.63	April 15, 2003	$ 6,199,541
New York Life Insurance Company	6.70	July 31, 2003	7,488,128
John Hancock Mutual Life Insurance Company	7.05	October 31, 2003	609,698
Massachusetts Mutual Life	6.82	November 15, 2003	3,025,595
John Hancock Mutual Life Insurance Company	6.07	April 15, 2004	4,973,331
AIG Life Insurance Company	6.76	June 15, 2004	5,023,241
Bayerische Landesbank	5.81	July 15, 2005	3,080,703
GE Life and Annuity Assurance Company	6.07	April 17, 2006	5,518,376
Principal Financial Group	6.02	May 10, 2006	3,303,119
Metropolitan Life Insurance Company	5.87	July 17, 2006	2,710,798
Principal Financial Group	5.86	December 29, 2006	4,235,061
			$ 46,167,591
Alternative Investment Contracts:			
CDC Capital	5.43	December 15, 2003	5,011,603
CDC Capital	5.66	January 25, 2004	4,329,246
West Deutsche Landesbank	5.74	March 31, 2004	7,441,626
AIG Financial Products Corp.	4.72	June 29, 2007	14,871,620
CDC Capital	2.96	January 5, 2005	5,034,886
New York Life Insurance Company	7.05	March 31, 2005	4,671,984
Rabobank Nederland	6.72	June 30, 2005	4,666,588
State Street Bank	5.93	December 30, 2005	6,635,349
New York Life Insurance Company	6.11	February 28, 2006	3,350,469
Rabobank Nederland	4.37	June 30, 2006	6,187,506
Rabobank Nederland	4.61	September 29, 2006	6,319,199
JPMorgan Chase Bank	5.27	September 29, 2006	5,244,842
Union Bank of Switzerland	4.88	None*	13,776,133
CDC Capital	4.26	None*	6,006,847
State Street Bank	3.54	None*	9,330,501
			$ 102,878,399
Total Guaranteed and Alternative Investment Contracts			$ 149,045,990
Short Term Investments, at Market Value			$ 3,832,639
Total Fixed Income Fund			$ 152,878,629

(*) This is an indefinite contract with no final maturity date.

Registered Investment Companies

The Plan offers participants mutual fund investment options managed by The Vanguard Group. Transactions with these funds qualify as party-in-interest. A description of each of the Vanguard Registered Investment Companies are as follows:

Vanguard 500 Index Fund

The Vanguard 500 Index Fund is a growth and income stock fund which invests primarily in the 500 largest U.S. companies. The fund seeks to match the performance and risk characteristics of the unmanaged Standard and Poor's 500 Composite Stock Price Index.

Vanguard Extended Market Index Fund

The Vanguard Extended Market Index Fund invests in stocks of nearly 3,200 companies in an attempt to match the performance and risk characteristics of the Wilshire 4500 Index, an unmanaged index of small and medium-sized U.S. companies, except those in the Standard and Poor's 500 Index.

Vanguard Total Bond Market Index Fund

The Vanguard Total Bond Market Index Fund is a broadly diversified bond fund that seeks a high level of interest income. The fund attempts to match the performance of the Lehman Brothers Aggregate Bond Index, which is a widely recognized measure of the entire taxable U.S. bond market.

Vanguard Total International Stock Index Fund

The Vanguard Total International Stock Index Fund holds stocks of approximately 1,500 companies located in more than 30 countries around the world (excluding the U.S. and Canada). The fund invests in a combination of the three Vanguard international stock index funds (European, Pacific and Emerging Market) in proportions that mirror the composition of the Morgan Stanley Capital International - Total International Composite Index.

Vanguard LifeStrategy Funds

The Vanguard LifeStrategy Funds are a group of four mutual funds that invest a fixed percentage of assets in up to five other Vanguard stock and bond mutual funds. The underlying funds and the allocation to stocks and bonds for each LifeStrategy Fund is as follows:

Vanguard LifeStrategy Moderate Growth Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 40% of assets to bonds and 60% to stocks as follows:

- Vanguard Total Stock Market Index Fund 35%
- Vanguard Total Bond Market Index Fund 30%
- Vanguard Asset Allocation Fund 25%
- Vanguard Total International Stock Index Fund 10%

Vanguard LifeStrategy Growth Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 20% of assets to bonds and 80% to stocks as follows:

- Vanguard Total Stock Market Index Fund 50%
- Vanguard Asset Allocation Fund 25%
- Vanguard Total International Stock Index Fund 15%
- Vanguard Total Bond Market Index Fund 10%

Vanguard LifeStrategy Income Fund

The Fund invests in four Vanguard mutual funds with a target allocation of 80% of assets to bonds and 20% to stocks as follows:

- Vanguard Total Bond Market Index Fund 50%
- Vanguard Asset Allocation Fund 25%
- Vanguard Short-Term Corporate Fund 20%
- Vanguard Total Stock Market Index Fund 5%

Vanguard LifeStrategy Conservative Growth Fund

The Fund invests in five Vanguard mutual funds with a target allocation of 60% of assets to bonds and 40% to stocks as follows:

- Vanguard Total Bond Market Index Fund 30%
- Vanguard Asset Allocation Fund 25%
- Vanguard Short-Term Corporate Fund 20%
- Vanguard Total Stock Market Index Fund 20%
- Vanguard Total International Stock Index Fund 5%

Company Stock Fund

Investments are primarily in common shares of Alcan Inc. ("Alcan") and include 450,844 shares and 634,210 shares at December 31, 2003 and 2002, respectively. Common shares are purchased on the open market or by private purchase, including purchases from Alcan out of authorized but unissued shares, treasury shares or pursuant to such plans for the purchase of shares as Alcan may offer to its shareholders. Funds may be temporarily invested in a short-term investment fund ($32,460 and $58,154 at December 31, 2003 and 2002, respectively), as directed by the Trustee, awaiting the purchase of common shares of Alcan.

Effective January 2, 2004, the assets of the Thrift and Deferred Compensation Plan for Employees of Alcan Packaging Puerto Rico, Inc. in the amount of $4,744,575 were merged into the Master Trust.

4. TAX STATUS OF THE PLAN

The IRS advised on October 16, 2002 that the Plan is a qualified plan and the trust is therefore exempt from federal income taxes. Generally, participants are taxed at the time distributions are made based on the amount by which their total distributions exceed their total after-tax contributions. The Plan administrator believes that the Plan, including any subsequent amendments, is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Alcan Corporation **EIN: 41-2098316**
Plan #: 034

Alcancorp Employees' Savings Plan
2003 Form 5500, Schedule H, Item 4i - Schedule of Assets (Held at End of Year)

Identify of Issue, Borrower, Lessor or Similar Party	Description of Investment	December 31, 2003 Fair Value
* Participant Loans	Varying maturity dates and interest ranging from 4% to 10.0%	$10,135,761

* Represents a party-in-interest

Note: This information has been certified as complete and accurate by the trustee and custodian in accordance with 20 CFR 2520.103-5 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.